UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File No. 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

LATAM AIRLINES GROUP S.A.

This current report and the exhibits hereto are incorporated by reference in our registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2024 (File No. 333-280866), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
1.1	Underwriting Agreement, dated as of September 24, 2025, by and among LATAM Airlines Group S.A., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC as underwriters and the shareholders listed in Schedule II thereto.
5.1	Opinion of Claro & Cia. as to matters of Chilean law relating to the common shares.
23.1	Consent of Claro & Cia. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LATAM Airlines Group S.A.

	By:	/s/ Ricardo Bottas Dourado
	Name:	Ricardo Bottas Dourado
	Title:	Chief Financial Officer

Date: September 26, 2025

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